Jason L. Kent T: +1 858 550 6044 jkent@cooley.com	VIA EDGAR AND FEDEX

November 13, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Daniel Greenspan

Re:	Celladon Corporation
Registration Statement on Form S-1
Filed October 11, 2013
File No. 333-191688

Dear Mr. Riedler:

On behalf of our client, Celladon Corporation (the “Company”), this letter (“Response Letter”) is being submitted in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 13, 2013 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on October 11, 2013, as amended.

First, the Staff referred to prior comment 7 in its October 3, 2013 comment letter to the Company, and in furtherance of the Company’s prior response to such comment, asked the Company to confirm that the Company has not received any communications or specific guidance from the FDA that leads the Company to believe that a Phase 3 trial is necessary. In response to the Staff’s comment, the Company confirms that it has not received any such communications or specific guidance from the FDA that leads the Company to believe that a Phase 3 trial is necessary.

Second, the Staff requested that the Company re-file the opinion of Cooley LLP to further clarify that the opinion regarding the due execution and delivery of all documents is solely with regard to parties other than the Company. In response to the Staff’s comment, the Company will file an amendment to the Registration Statement containing the opinion with the Staff’s requested revisions.

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4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

November 13, 2013

The Company respectfully requests the Staff’s assistance in completing the review of this Response Letter and the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this Response Letter to me at (858) 550-6044.

Sincerely, Cooley LLP

/s/ Jason L. Kent
Jason L. Kent, Esq.

cc:	Krisztina M. Zsebo, Ph.D., Celladon Corporation
Fredrik Wiklund, Celladon Corporation
Kristin VanderPas, Esq., Cooley LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Michael Sullivan, Esq., Latham & Watkins LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM